EXHIBIT 23.7

FORMAL VALUATION
ON THE ACQUISITION THROUGH AMALGAMATION
OF ALL THE SHARES OF
GENTERRA INC.
BY
CONSOLIDATED MERCANTILE INCORPORATED

26 January 2009

26 January 2009

The Independent Committee of
The Board of Directors
Genterra Inc.
106 Avenue Road
Toronto ON M5R 2H3

Gentlemen,

We hereby render our Formal Valuation as at 31 December 2008, using audited Financial Statements as at 30 September 2008, of all the Shares of Genterra Inc. in conformity with the Ontario Securities Commission Multilateral Instrument 61-101. This is for the purpose of Genterra’s acquisition by Consolidated Mercantile Inc. (“CMI”), through amalgamation. The companies have Officers, Directors and a major beneficial shareholder in common.

The objective of the Formal Valuation is to supply information to the Directors and Shareholders of both Genterra and CMI in considering and approving the acquisition.

Our conclusion as to the Fair Market Value of all the Shares of Genterra, is TWENTY SEVEN MILLION TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($27,250,000), equivalent to $1.00 (rounded) per Common Share, on a fully diluted basis assuming conversion of the Class A Preference Shares, and $0.05 per Class B Preference Share.

Should you require additional information about our conclusion, or have any questions or comments relating to the Formal Valuation, please do not hesitate to get in touch with us.

Yours very truly,
CORPORATE VALUATION SERVICES LIMITED
Per

James P. Catty, MA, CA•CBV, CPA/ABV, CFA, CVA, CFE.
President

FORMAL VALUATION
OF ALL THE SHARES OF GENTERRA INC.
AS AT 31 DECEMBER 2008
FOR THE PURPOSE OF ITS ACQUISITION BY
CONSOLIDATED MERCANTILE INCORPORATED

TABLE OF CONTENTS

ENGAGEMENT   3

BACKGROUND  5

ECONOMIC OUTLOOK AT THE VALUATION DATE   6

APPROACH TO VALUATION   10

RENTAL REAL ESTATE   13

FINANCIAL POSITION   18

STOCK MARKET ACTIVITY   23

CONCLUSION   24

RESTRICTIONS AND QUALIFICATIONS 25

ASSUMPTIONS   26

INFORMATION USED FOR THE VALUATION   27

EXPERIENCE OF THE PRINCIPAL VALUATOR   28

CERTIFICATE   37

GENTERRA INC. FORMAL VALUATION

ENGAGEMENT
On 31 October 2008, the Independent Committee of the Board of Directors of Genterra Inc. ("Genterra" or the “Company”), engaged Corporate Valuation Services Limited ("CVS") to supply, for a fee not to exceed $9,500, a Formal Valuation, under Multilateral Instrument 61-101, of all its  Common Shares, which trade infrequently on the TSX Venture Exchange ("TSX-V") as at 30 November 2008. This was subsequently changed to 31 December 2008 (the “Valuation Date”), using audited Financial Statements as at 30 September 2008.

The objective of this Formal Valuation is to supply information to the Directors and Shareholders of the Company with respect to the consideration and approval of the acquisition of all the Shares of Genterra, by Consolidated Mercantile Incorporated (“CMI”), through amalgamation.  The companies are related: a majority of the Directors of Genterra are also Directors of CMI, one Officer is the same, and both organizations are controlled by Fred A. Litwin and his family, who, directly or indirectly, can exercise a majority of the votes of each.

The Formal Valuation is being prepared in accordance with the provisions of the Ontario Securities Commission Multilateral Instrument 61-101 (the "Rule"). Under the Rule, Fair Market Value is defined as:

"The monetary consideration, that, in an open and unrestricted market, an informed and prudent buyer would pay to an informed and prudent seller, each acting at arm's length with the offer and under no compulsion to act, expressed in terms of money or money's worth, without taking into account any discounts for lack of marketability or absence of control and other factors required under the Rule."

In this Formal Valuation, CVS has prepared an "intrinsic value", which is a notional amount, based on rates of return required by potential purchasers, adjusted to the economic and business conditions at the Valuation Date, except as provided under the Rule. However, our conclusion gives consideration to possible benefits that might be obtained as a result of the acquisition.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

BACKGROUND
Genterra is a real estate holding firm that owns five buildings in Ontario, with a total of 743,000 Square Feet ("SF"), of which 430,000 SF is industrial and the remaining 313,000 SF is commercial. The industrial space is leased to a related entity, The Cambridge Towel Corporation, a manufacturer of textiles.

Links Between the Companies
The companies are closely linked:

	CMI	Genterra
Stan Abramowitz	Director/Secretary	Director/Secretary
Alan Kornblum	-	Director
Fred A. Litwin Mark I Litwin	Director/President -	- Director/President
Mark E. Dawber	Director	Director
Ian Dalrymple	Director	-
Sol D. Nayman	Director	Director

Mr. Mark I. Litwin is the son of Mr. Fred A. Litwin. Entities controlled by Mr. Litwin and his family own securities representing 58% of the equity of CMI and 51% of that of Genterra.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

ECONOMIC OUTLOOK AT THE VALUATION DATE
At the Valuation Date, 31 December 2008, financial markets appeared to stabilize after the September to November melt down that reduced investors’ equity portfolios worldwide by at least 30%. Of the forty-two nations covered by The Economist magazine’s poll of economic forecasters, nineteen (45%) were still expected to have achieved more than a 3% gain in real GDP during 2008 based on good performance in the first three quarters.

As has been the case for the last few years, China is the leader, with anticipated real GDP growth in 2008 of 9.6%, followed by: Egypt (7.2%), Russia (7.0%), India (6.7%) and Saudi Arabia (6.0%). The United States is lacklustre at 0.9%, with Canada a little worse with 0.4%.  Projections for 2009 show declines everywhere, with only seven (17%) countries exceeding 3% real growth led again by China (7.5%), India (6.1%) and Egypt (5.1%). Half (21 countries) will be in negative situation, with Britain anticipated to be the worst (-1.7%), followed by the Euro-area (-1.4% down from 0.7%) and North America (US -1.2%, Canada -0.0%). No improvements are expected anywhere.

The US recession started in December 2007 and that the economy's performance in the third quarter of 2008 (real GDP growth of -0.5%) was much worse than in the second quarter (2.8%); that was triple the gain of the first (0.9%). Pressure from the deteriorating housing situation and the intensifying credit crunch is expected to result in a poor performance throughout 2009, which is anticipated to show a 1.2% overall decline. The second quarter 2008 gains came mainly from soaring exports, due to an unusually low value of the US dollar, supplemented by real personal consumption growth; the currency has since risen substantially.

Worldwide consumer spending softened in the second half of 2008, as a result of weakening job markets, offset in part by falling energy costs, dropping home prices and souring confidence. Automobile sales downshifted everywhere after oil rose to US $147 per barrel in mid July and were not helped by its 72% decline to the year end.

Investment in non-residential structures and equipment was affected by the universal slump in housing. Although short-term borrowing costs decreased after August, credit spreads widened and the uncertain economic outlook is still weighing heavily on business attitudes, likely leading to a further decline in capital expenditures during 2009. Many commentators expect the US recession to run until 2010.

The speed, severity and breadth of the global downturn continues to astound many observers. While few are surprised that the recession is spanning the globe, it is nonetheless staggering how deep the downturn has become so deep. Britain reported a 2008 Q4 decline in real GDP of nearly 6% ar, worse than the anticipated 5.5% of the US. Korea nearly matched it and Singapore fell even faster. Although China does not report quarter-to-quarter growth rates, the sudden slowing to 6.8% y/y in Q4 is dangerously close to no growth for the last period. Chinese officials suggest that the economy was hit very hard in the final two months, by an outright drop in exports. Recent results in Japan have also been stunningly weak; with industrial production plunging at a 35% annual rate from July to December, this is by far the fastest drop since 1945.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

Canadian Economic Outlook
BMO Capital Markets expects real GDP and other economic indices in Canada to deteriorate rapidly in 2009. They look for real GDP growth to continue negative until the end of that year, even though the pace of activity is likely to improve modestly quarter to quarter, from -3.1% in 2009 Q1 to 1.6% in Q4, in response to easier monetary policy and steadier housing activity. An improvement in the real GDP to growth of 1.8% is forecast for 2010, compared with the 3.8% gain projected by the Bank of Canada. In 2009, further house price declines, depending on the area, are both probable and necessary to improve affordability and spur consumer demand.

The table below sets out their views:
Years	2008					2009
Quarters		I	II	III	IV		I	II	III	IV	2007	2008	2009
Real GDP (q/q% chng:ar)	-0.6		0.6	1.3	-2.4	-3.1		-2.1	-0.1	1.6	2.7	0.7	-1.3
Consumer Price Index (y/y% chng)	1.8		2.4	3.4	1.9	1.3		0.2	-0.4	1.0	2.1	2.4	0.5
Unemployment Rate (%)	5.9		6.1	6.1	6.4	6.9		7.4	7.8	8.0	6.0	6.1	7.5
Housing Starts (000s:ar)	234		220	210	190	172		168	157	163	228	214	165
Current Account Balance($blns:ar)	19.4		32.8	22.6	-9.4	-27.6		-27.8	-27.3	-27.3	13.6	16.4	-27.5
3-Month Treasury Bill	2.99		2.54	2.31	1.47	0.70		0.68	0.87	1.16	4.14	2.33	0.85
10-Year Bond	3.73		3.67	3.63	3.40	2.66		2.43	2.60	2.90	4.27	3.61	2.65
Source: BMO Capital Markets (projections underlined).

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

US Economic Outlook
Similarly, BMO Capital Markets expects the US economy also to face a "stiff recession" with little growth for the next few years. Their outlook is for real GDP to decline by 5.5% in the fourth quarter to the Valuation Date. Next year (2009) should show modest quarter by quarter improvements from -4.3% in Q1 to 1.7% in Q4 as a response to easier monetary policy and stabilized housing activity. This year, house price declines of up to 20%, depending on the area, are both probable and necessary to improve affordability and spur demand. Their expected growth for 2010 is also 1.8%, the same as for Canada.

The table below sets out their views:
Years	2008					2009
Quarters		I	II	III	IV		I	II	III	IV	2007	2008	2009
Real GDP (q/q% chng:ar)	0.9		2.8	-0.5	-5.5	-4.3		-2.1	-0.2	1.7	2.0	1.2	-2.3
Consumer Price Index (y/y% chng)	4.2		4.3	5.3	1.5	-0.2		-1.0	-2.2	0.4	2.9	3.8	-0.7
Unemployment Rate (%)	4.9		5.4	6.0	6.9	7.6		8.1	8.6	9.0	4.6	5.8	8.3
Housing Starts (000s:ar)	1.05		1.03	0.88	0.66	0.52		0.48	0.46	0.47	1.34	0.90	0.48
Current Account Balance($blns:ar)	-703		-724	-696	-556	-514		-481	-455	-431	-731	-670	-470
3-Month Treasury Bill	2.09		1.66	1.52	0.30	0.10		0.02	0.02	0.04	4.47	1.39	0.05
10-Year Note	3.66		3.88	3.86	3.25	2.34		1.96	2.18	2.61	4.63	3.67	2.27
Source: BMO Capital Markets (projections underlined).

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

APPROACH TO VALUATION
In valuing a business, there is no single standard or specific mathematical formula; the approach and factors considered depend on individual circumstances. However, for all businesses, there are three generally accepted approaches: Asset Based, including Replacement Cost; Earnings Based, also comprising Discounted Cash Flows, and Transaction Based, covering stock market activity.
Asset Based Approach
The Asset Based approach is used when either: a purchaser is looking primarily at the underlying financial, physical or intangible assets, or because different segments of the business are more valuable to separate purchasers than as a single ongoing operation. Under this approach, shares are generally valued by one of the following methods:

•	Adjusted Shareholders' Equity - the total of all financial, physical and intangible assets at Fair Market Values, on a going concern basis, less liabilities and any related income taxes.
•
Net Worth/Goodwill Value - the Adjusted Shareholders' Equity, plus an estimate of the effective goodwill based on the application of appropriate rates of return to the financial, physical and intangible assets.

•	Liquidation Value - the total amount expected to be realized on the sale of all assets including intangible items and the winding-up of the business on an orderly basis.
Earnings Based Approach
An Earnings Based approach is appropriate when the business is generating a return on its capital and the purchaser anticipates future benefits; such a value is founded on the desired rate of return. The capitalized earning power or discounted future Cash Flows of a going concern are usually greater than the sum of the values of the individual assets it owns; this assumes continuation of the business. Under this approach, shares are generally valued by one of the following methods:

•
Net Income Value - the amount obtained by applying an appropriate Capitalization Rate to the Sustainable Net Income after adjustment for non-operating assets and liabilities, as well as the present value of future income tax savings.

•
Capitalized Cash Flow - the result of capitalizing the EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization) of a company to give the Enterprise Value. All interest bearing liabilities and preferred shares are then deducted, as well as all adjustments in Net Income Value.

•
Discounted Cash Flow Value - the present value at an appropriate Discount Rate of the estimated future Free Cash Flows to be generated by the business; Free Cash Flow is obtained from Net Income by adding back deferred income taxes, depreciation & amortization and then deducting (1) a provision for increased non-cash working capital, and (2) mandatory debt repayments and capital expenditures required to maintain the productive capacity. The Discount Rate is the Capitalization Rate less the assumed growth.

For an Earnings Based Value, the reported profits or Cash Flows for a full business cycle are normalized for the following: extraordinary and non-recurring items; revenues and costs not directly related to the business; expected changes in operating conditions; and required capital funds. When there is an established trend in normalized profits, a weighted average is generally used to estimate future maintainable earnings. If there is no trend, normally only the latest applicable figures are considered, together with Financial Projections. Income Tax is then deducted at current rates to give the Sustainable Net Income.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

Transaction Based Approach
This approach establishes a value for a business based on comparisons with the market. Normally, it uses factors obtained from sales of similar businesses, ownership interests or securities, or the current price of publicly traded securities of comparable companies. Various factors may need to be adjusted to reflect the lack of liquidity and relative size of the shareholding when public companies are involved as Guidelines. Under this approach, stock market activity is one suitable method.
Approach Adopted
Usually there are as many sale prices for a business interest as there are purchasers, and each buyer for a particular business, whether represented by shares or the related assets, will pay a price based on its ability to utilize the resources. In an open market transaction, a purchaser will consider the available synergies, such as reduced competition, assured material supply, guaranteed sales, economies of scale, cost savings, location and proximity to other properties owned by the buyer, etc. Theoretically, each purchaser is able to enjoy such economies of scale in varying degrees, and might therefore pay a different price for a particular pool of assets.

Where no specific third-party purchaser has been clearly identified, it is difficult to be certain of the price that would be paid in an open market transaction. Since control of Genterra has not been offered for sale, CVS could not determine interests and possible synergies available to an outside purchaser. Considering all circumstances, CVS has adopted the Asset Based approach, using the Adjusted Shareholders' Equity method. As the Common Shares are publicly quoted, Transaction Based Values using the stock market activity method have also been taken into account.

Based on information and documents reviewed, explanations provided to us, and subject to the Restrictions and Qualifications noted herein, our Fair Market Value of all the Shares is $27,500,000 equivalent to $1.00 (rounded) for each Common Share, allowing for full conversion of Class A Preference Shares and $0.05 per Class B Preference share.
RENTAL REAL ESTATE
Genterra directly owns three properties in Ontario, (450 Dobbie Drive, Cambridge; 200 Glendale Avenue, Hamilton; 140 Wendell Avenue, Toronto). A further two, 1095 Stellar Drive, Newmarket; and 90 Ontario Street, Toronto, are held by wholly owned subsidiaries.
450 Dobbie Drive, Cambridge
Cambridge contains three primary industrial nodes identified as the Eastern Industrial Park, L.G. Lovell Industrial Park and the Cambridge Business Park. The property is in the Eastern Industrial Park. This is the oldest in the city originally developed in the 1960’s and comprises approximately 300 acres. Highway 401 is about six kilometres north of the property, has a full interchange with Franklin Boulevard and Townline Road and provides access to the neighbourhood.

Nearest Major Intersection	Clyde Road and Franklin Boulevard
Neighbourhood Type	Industrial
Site Description	A generally rectangular shaped configuration with the following approximate dimensions.
Frontage on Dobbie Drive465 ft
West Limit473 ft
North Limit1,100 ft
South Limit1,100 ft
Area515,715 SF
Structure	Single tenant building with a two-storey office area, originally built in 1965, expanded in 1974, 1976, 1984 and 1990.
Area breakdown SF
Office – First Floor8,576
Office – Second Floor4,000
Manufacturing/Warehouse209,723
Total Building Area222,299
Built density	43%
Clear Ceiling Height	18 to 24 feet
Parking	175 surface spaces in the eastern portion of the site oriented towards Dobbie Drive, consisting of a mix of paved asphalt and gravel.
Doors
Truck Doors/Loading	Truck Level (10 ft. x 12 ft.)	6
Ground Level 1
Total 7
Highest & Best Use	As present, a single tenant industrial building.
200 Glendale Avenue, Hamilton
The neighbourhood, in the north-central area of Hamilton, comprises a variety of older industrial and low-density residential properties, as well as commercial outlets along Barton Street East. A railroad track (currently in use) borders it to the east.

The general area includes:

•
Centre Mall: an indoor shopping mall built in 1955 that is currently being redeveloped by the demolition of the existing structure and the construction of 24 stand-alone retail buildings; anticipated completion October 2009.

•	Ivor Wynne Stadium: the home of the Hamilton Tiger Cats, a Canadian Football League team.

Nearest Major Intersection	Gage Avenue North and Cannon Street East
Neighbourhood Type	Mixed use
Site Description	An irregularly shaped parcel on the east side of Glendale Avenue, north of Cannon Street East.
Frontage on Glendale Avenue612 ft
Area208,045 SF
Structure	A three-storey 200,000 SF industrial building from the late 1890’s, currently a warehouse.
Built density	96%

140 Wendell Avenue, Toronto
The neighbourhood is situated in the west-central area of Toronto in the “Weston” district. It has a history dating back to the 1790’s, when it was a tiny hamlet with settlers attracted by its rich timber and the waterpower potential of the Humber River.

Weston is generally defined as being bounded by the Humber River to the west, Eglinton Avenue to the south, Jane Street to the east and Highway 401 to the north. The property is located on the west side of Wendell Avenue, northwest of the intersection of Jane Street and Lawrence Avenue West. This area has a mix of residential and industrial uses with commercial outlets along the arterial roads.

Nearest Major Intersection	Weston Road and Highway 401
Neighbourhood Type	Industrial
Site Description	The site has an irregular configuration
Frontage on Wendell Avenue460 ft
South Boundary1,097 ft
West Boundary394 ft
North Boundary856 ft
Site area406,763 SF
Structure	A single-storey, multi-tenant industrial building, erected in the 1950’s and subsequently enlarged in the late 1980’s.
Total Building Area204,000 SF
Built density	50%
Clear Ceiling Height	18 to 24 ft
Parking	On the eastern and northern portion of the site.
Truck Doors/Loading	Truck Level shipping (10 ft. x 12 ft.)	30 doors
Occupancy	72.5%

1095 Stellar Drive, Newmarket
The neighbourhood is in the northeast quadrant of Newmarket, a mixed use area with a variety of industrial and commercial properties varying in age and quality. It is generally bounded by Green Lane East to the north, Mulock Drive to the south, Leslie Street to the west and Highway 404 to the east. The area west of Leslie Street is mainly low-density residential subdivisions.

The property is on the northeast corner of Stellar Drive and Leslie Street approximately one kilometre west of Highway 404 and bordered to the east and south by industrial/commercial areas. Leslie Street runs along the west side of the property; to the north is St. Elizabeth Parish Church. Stellar Drive is an east-west arterial four-lane road while Leslie Street is the principal north-south artery.

Nearest Major Intersection	Leslie Street and Stellar Drive
Site Description	A triangular shaped parcel on the southeast corner of Leslie Street and Stellar Drive
Frontage on Stellar Drive464 ft
North Limit458 ft
East Limit267 ft
West Limit14 ft
Site Area68,128 SF
Structure	Two-storey commercial building, currently occupied by a health and fitness club and chiropractic clinic.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION
Area breakdown                                             SF                                                %
Ground Floor	18,900	74
Second Floor	6,615	26
Total Building Area	25,515	100
Built density	37%
Parking	81 surface spaces plus 2 for handicapped

90 Ontario Street, Toronto
The area is in the eastern part of downtown Toronto close to the Don Valley Parkway, a major north-south route.

Nearest Major Intersection	Richmond Street West and Don Valley Parkway
Neighbourhood Type	Commercial/Residential
Site Description	The site is L-shaped with frontage on both Richmond Street West and on the west side of Ontario Street. The site area is 16,800 SF.
Structure	A multi-storey industrial building converted to studio/loft use in the early 1990’s. It has five floors plus a full basement with a gross floor area of 83,400 SF.

The foundation is concrete with structural timber support columns and beams and load bearing masonry walls. There are sixty units including two located in the basement. On conversion it was upgraded with a flat built-up tar and sealant roof, double-pane windows, gas hot water heater and new electrical system.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

FINANCIAL POSITION
At 30 September 2008, Genterra had the following consolidated Balance Sheets:

			Audited	Adjusted
			Book Value	Book Value
			$	$
	ASSETS
Current
Cash & Equivalents			6,824,707	7,358,379
Marketable Securities			1,917,693	1,663,506
Receivables			932,036	932,036
Perpaids & Deposits			191,529	191,529
Investments - Current Portion			365,125	365,125
Future Tax Benefits			104,940	30,940
			10,336,030	10,541,515
Capital
Investments			249,000	249,000
Rental Real Estate			16,563,924	25,100,000
Future Tax Benefits			164,702	164,702
			16,977,626	25,513,702
			27,313,656	36,055,217
	LIABILITIES
Current
Payables & Accruals			475,224	475,224
Taxes Due			20,985	20,985
Mortgages - Current Portion			294,330	294,330
			790,539	790,539
Term		Shares
Mortages Payable			3,368,609	3,368,609
Future Tax Liabilities			2,224,315	4,636,930
Class A Retractable Preferrence Shares		326,000	4,991,819	4,991,819
			10,584,743	12,997,358
			11,375,282	13,787,897
	EQUITY
Share Capital
Class B Preference		26,274,918	2,150,684	1,313,746
Common		19,339,211	9,983,862	9,983,862
			12,134,546	11,297,608
Retained Earnings			3,803,828	10,969,712

The following notes explain the components of, and the adjustments to the Book Values, of the assets and liabilities of Genterra.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

Cash & Equivalents
This consists of cash in banks and money market funds in Canadian and US dollars.  The American funds were converted back to Canadian currency in October. This gain has been included in the Adjusted Book Value and the related tax benefit applied.
Marketable Securities
These comprise balanced mutual funds, notes and a mortgage trust. In the Adjusted Book Value, they are at the Valuation Date Fair Market Value.
Receivables
These include amounts due by tenants ($736,281) and related parties ($195,755).
Investments
These are notes due by an unrelated ($365,125) and a related party ($249,000).
Future Tax Benefits
	Book	Adjusted
	Value	Book Value

Cumulative Eligible Capital	142,308	142,308
Foreign Exchange	74,000	-
Marketable Securities	29,129	29,129
Sundry	24,205	24,205
	269,642	195,642
Current Portion	(104,940)	(30,940)
Capital Portion	164,702	164,702

Rental Real Estate
		Land	Building	Accumulated	Net
Address	City	Cost	Cost	Depreciation	Book Value
450 Dobbie Dr	Cambridge	585,000	4,649,000	(979,091)	4,254,909
200 Glendale Ave	Hamilton	305,000	1,468,000	(291,210)	1,481,790
140 Wendell Ave	Toronto	560,000	4,756,589	(1,075,320)	4,241,269
1095 Stellar Dr	Newmarket	209,462	1,730,857	(1,036,979)	903,340
90 Ontario St	Toronto	3,703,000	2,016,744	(37,128)	5,682,616
		5,362,462	14,621,190	(3,419,728)	16,563,924
Fair Market Values of Real Estate
			Appraisal	Fair Market	Increase
Address	City	Appraiser	Date	Value	Over NBV
450 Dobbie	Cambridge	Integris	15 July 08	5,800,000	1,545,091
200 Glendale	Hamilton	Real	1 Aug 08	1,650,000	168,210
140 Wendell	Toronto	Estate	1 Aug 08	9,700,000	5,458,731
1095 Stellar	Newmarket	Counsellors	1 Aug 08	2,350,000	1,446,660
90 Ontario	Toronto	MacKenzie	21 Nov 07	5,600,000	(82,616)
				25,100,000	8,536,076
First Mortgages Payable
			Current	Term
Address	City	Lender	Portion	Portion	Total
200 Glendale	Hamilton	Laurentian	62,602	119,985	182,587
140 Wendell	Toronto	CIBC	178,292	2,558,278	2,736,570
1095 Stellar	Newmarket	BDC	53,436	690,346	743,782
			294,330	3,368,609	3,662,939
Future Tax Liabilities – Book Value

Real Estate	2,148,598
Other	75,717
Total Future Tax Liabilities	2,224,315

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

Future Tax Liabilities – Adjusted Book Value
		200 Glendale	450 Dobbie	140 Wendell	1095 Stellar	90 Ontario	Total

Original Cost
Land		85,000	283,467	1,061,448	209,462	50,000	1,689,377
Building etc		450,000	2,820,395	9,240,971	1,282,869	586,614	14,380,849
Total		535,000	3,103,862	10,302,419	1,492,331	636,614	16,070,226

Est. UCC		148,579	806,103	3,648,263	902,478	189,269	5,694,692

Fair Market Value		1,650,000	5,800,000	9,700,000	2,350,000	5,600,000	25,100,000
Land	CVS est.	260,000	530,000	1,060,000	330,000	3,640,000	5,820,000
Building etc		1,390,000	5,270,000	8,640,000	2,020,000	1,960,000	19,280,000

Recapture	Building	301,421	2,014,292	4,991,737	380,391	397,345	8,085,186
Capital Gain (loss)	Building	940,000	2,449,605	-	737,131	1,373,386	5,500,122
Capital Gain (loss)	Land	175,000	246,533	(1,448)	120,538	3,590,000	4,130,623
Capital Gain (loss)	Total	1,115,000	2,696,138	(1,448)	857,669	4,963,386	9,630,745

Tax on Recapture	29.00%	87,412	584,145	1,447,604	110,313	115,230	2,344,704
Tax on Realized through Use	29.00%	272,600	710,385	-	213,768	398,282	1,595,035
Tax on Capital Gain	14.50%	25,375	35,747	(210)	17,478	520,550	598,940
Total tax on Real Estate		385,387	1,330,277	1,447,394	341,559	1,034,062	4,538,679
Straight line rent assets							83,861
Foreign exchange gains							14,390
Total future tax liabilties							4,636,930

Allocation of Fair Market Value
Genterra's equity is allocated between the various classes of shares as follows.
Share Capital	Number	Redemption	Book	Fair Market	FMV
	of Shares	Amount	Value	Value	Per Share
Class A Preference	326,000	$15.00	4,991,819	4,991,819	$15.31
Class B Preference	26,274,918	$0.05	2,150,684	1,313,746	$0.05
Common	19,339,211		13,787,690	20,953,574	$1.08
			20,930,193	27,259,139

The total has been rounded to $27,250,000.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

Conversion Rights
Each of the 326,000 Class A Preference Shares is convertible into 20 Common Shares and has $0.31 ($101,819 in total) of accrued dividends. Converting all the 326,000 Class A Preference Shares into Common Shares would require the issuance of 6,520,000 new shares for a total of 25,859,211 Common Shares, a 33.7% increase. The overall dilution in the Fair Market Value is 7.4%.

	Ratio	of Shares	Value	Per Share	Dilution
Class A Preference	20	6,520,000	4,991,819	$0.766	-29.3%
Common	1	19,339,211	20,953,574	$1.083
		25,859,211	25,945,393	$1.003	-7.4%

The equivalent price of the Class A Preference Shares is $20.00 each.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

STOCK MARKET ACTIVITY
At 31 December 2008, the Common Shares of Genterra traded on the TSX-V in small volumes under the symbol GIC-V. For the period from 1 January 2008 to the Valuation Date, 31 December 2008, trading took place on only 20 of the 52 trading weeks, with a total of 131,400 Shares changing hands for $41,606 at a weighted average price of $0.32 each in the range $0.22 to $0.50 as follows:
Week
Beginning	Open	High	Low	Close	Volume	Value
11/10/2008	$0.22	$0.22	$0.22	$0.22	9,200	$2,024
11/3/2008	$0.22	$0.22	$0.22	$0.22	100	$22
10/27/2008	$0.22	$0.22	$0.22	$0.22	200	$44
10/20/2008	$0.22	$0.23	$0.22	$0.22	20,700	$4,606
10/14/2008	$0.30	$0.30	$0.22	$0.25	5,500	$1,471
9/29/2008	$0.30	$0.30	$0.30	$0.30	1,000	$300
9/22/2008	$0.35	$0.35	$0.33	$0.33	2,000	$680
9/15/2008	$0.35	$0.35	$0.35	$0.35	1,600	$560
9/2/2008	$0.34	$0.35	$0.34	$0.35	500	$173
8/25/2008	$0.35	$0.35	$0.34	$0.34	1,700	$587
8/18/2008	$0.35	$0.35	$0.35	$0.35	300	$105
8/11/2008	$0.35	$0.35	$0.35	$0.35	300	$105
8/5/2008	$0.35	$0.35	$0.35	$0.35	400	$140
7/28/2008	$0.34	$0.37	$0.34	$0.35	8,500	$2,975
7/14/2008	$0.36	$0.36	$0.34	$0.34	61,600	$21,560
7/7/2008	$0.35	$0.36	$0.35	$0.36	200	$71
6/16/2008	$0.35	$0.35	$0.35	$0.35	1,000	$350
6/9/2008	$0.36	$0.36	$0.34	$0.34	4,300	$1,505
5/26/2008	$0.35	$0.36	$0.35	$0.36	100	$36
4/28/2008	$0.35	$0.35	$0.35	$0.35	800	$280
4/7/2008	$0.35	$0.35	$0.35	$0.35	400	$140
3/24/2008	$0.35	$0.35	$0.35	$0.35	700	$245
3/10/2008	$0.36	$0.36	$0.36	$0.36	900	$324
2/4/2008	$0.37	$0.37	$0.30	$0.35	8,300	$2,884
1/28/2008	$0.37	$0.37	$0.37	$0.37	900	$333
1/14/2008	$0.50	$0.50	$0.37	$0.37	200	$87
Total	$0.50	$0.50	$0.22	$0.22	131,400	$41,606

Due to the limited trading, CVS has selected the volume weighted average price of $0.317 (total value $41,606 divided by total volume 131,400) per Share as the Transaction Based Value.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

CONCLUSION
Based on the analyses set out above, our estimate of Fair Market Value of all the Shares of Genterra is TWENTY SEVEN MILLION TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($27,250,000). This is equivalent to $1.00 (rounded) for each of the 25,859,211 Common Shares to be issued on a fully diluted basis, assuming complete conversion of the 326,000 Class A Preference Shares, and $0.05 for each of the 26,274,918 Class B Preference Shares. The Transaction Based Value of $0.32 a Common Share is at a discount of 68% to the Fair Market Value.

Canadians prefer direct real estate investments, or, if liquidity is important, via flow-through vehicles such as Real Estate Investment Trusts, rather than indirect holdings through real estate holding companies, such as Genterra. For this reason, according to stock market analysts, widely held shares of real estate investment firms normally trade at discounts of about 50% from their underlying Adjusted Book Values. In times of financial stress, such as at the Valuation Date, the discount will be greater. For Genterra, the 68% discount includes not only that from a minority interest but also one relating to its principle activity of real estate ownership.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

RESTRICTIONS AND QUALIFICATIONS
This Formal Valuation is issued subject to the following restrictions and qualifications:

•
CVS reserves the right, but is under no obligation, to revise or withdraw this Formal Valuation, if any information, trends or changed conditions affecting our conclusions, that were in existence before the Valuation Date, become known to us after its issue. However, we have no responsibility to update it as a result of subsequent events and circumstances;

•
This Formal Valuation is not intended for general circulation or publication; it is not, and under no circumstances is to be construed to be an offering of securities; any use or reproduction of it for any purpose other than that stated is prohibited without our specific written permission, unless ordered by a court;

•
CVS hereby disclaims all liability to any party other than Genterra, with such liability restricted to negligence on our part. In particular, we deny all responsibility or liability for any losses occasioned to Genterra, its Shareholders, or any other party, resulting from unauthorized circulation, publication, reproduction or use of this Formal Valuation; neither its author nor CVS makes any representation or warranty as to its accuracy or completeness, and shall have no liability for any representation, expressed or implied, contained in it, or for any omissions from it;

•
The analyses and research used in this Formal Valuation were carried out by CVS as an independent and neutral expert. No party has put any restrictions on the scope of our work, estimates or conclusions;

•
CVS did not conduct an audit or review of the consolidated financial position of Genterra, nor seek external verification of any of the information used. We cannot express an opinion as to its accuracy, but consider it to be reliable.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

ASSUMPTIONS
Our Formal Valuation of the Shares of Genterra makes the following specific assumptions:

•	All information supplied by the Company is true and correct;
•
Management has informed us of all significant factors, contracts or agreements in effect at the Valuation Date that have a bearing on the value of the shares, and they are reflected in this Formal Valuation;

•	At the Valuation Date, no contracts or agreements were being negotiated that would have a material effect on the operating results of the Company and are not disclosed in this Formal Valuation;
•	All litigation, pending or threatened, related to Genterra, has been disclosed to CVS;
•	No material adverse change has taken place in the operations or financial position of Genterra between the Valuation Date and the date of this Formal Valuation;
•
There were no employment contracts, stock option plans, share purchase arrangements or Shareholder Agreements in force at the Valuation Date that would have any material effect on the value of the Shares of Genterra and are not disclosed in this Formal Valuation;

•	There are no environmental issues which would have a material effect on the operating results of Genterra;
•
Considering the purpose of this Formal Valuation, no investigation was necessary into potential economies of scale, cost savings or other synergies that might be achieved by a sale of the Shares of Genterra to a special purchaser, nor was any attempt made to identify any such entity;

•	Federal and Provincial Income Tax laws, regulations and rates, in force at the Valuation Date in Canada, will not change for at least the next five years.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

INFORMATION USED FOR THE VALUATION
In reaching our conclusions of this Formal Valuation, CVS has reviewed and relied upon the following documents and information relating to the assets and liabilities of Genterra:

1.	2007 Annual Report, with Consolidated Financial Statements, audited by Kraft, Berger LLP, Chartered Accountants, Toronto.
2.	Unaudited Interim Financial Report, 30 June 2008.
3.	Audited Consolidated Financial Statements, as at 30 September 2008, dated 23 January 2009.
4.	Notice of Meeting and Management Information Circular for an Annual and Special Meeting of the Shareholders of Genterra Inc. held March 4, 2008.
5.
Current Full Narative Appraisal Reports on: 1095 Stellar Drive, Newmarket; 140 Wendell Avenue, Toronto; and 200 Glendale Avenue, Hamilton; as of 1 August 2008, prepared by Integris Real Estate Counsellors, Toronto.

6.	Current Full Narrative Appraisal Report on 480 Dobbie Drive, Cambridge, ON, as of 15 July 2008 prepared by Integris.
7.	Appraisal of “A Studio/Loft Rental Property, 90 Ontario Street, Toronto, Ontario” as of 21 November 2007, prepared by MacKenzie, Ray, Heron & Edwardh, Real Estate Appraisers & Consultants, Toronto.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

EXPERIENCE OF THE PRINCIPAL VALUATOR
James Philip Catty
CAREER EXPERIENCE
President & Principal Valuator - Corporate Valuation Services Limited
February 1988 – Present

Since incorporation in 1988, CVS and its predecessor, Kruger Consultants Limited, has completed 471 valuation assignments, for an aggregate amount of CAN $2.9 billion; of those, 212 (45%) are related to organizations dependent on technology.

Services offered: Valuation Reports, Fairness Opinions, Business Plans, Contract Due Diligence and Reverse Takeovers

Partner, Kruger Consultants Limited, October 1979 – September 1989

Leveraged Buyout Fund Manager in charge of seventeen transactions; all were sold at a profit based on careful purchase valuations.  CVS was founded to offer the services of KCL's Valuation Group to the Mercantile Bank (now National Bank of Canada), which had funded many of the LBO's, and law firms.  Left when the fund was liquidated after ten years.

From September 1985 to June 1986, Jim Catty also acted under contract as Chief Financial Officer of Needham Harper of Canada Limited, an Advertising Agency.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

Director of Valuations/Merger & Acquisitions Coordinator, Deloitte Haskins & Sells, Chartered Accountants, 1976 – 1979
Supervised valuation unit and acted as Merger & Acquisitions Coordinator in Toronto and New York. Served as a Valuation Advisor to Justice Canada and Revenue Canada and as an expert witness on their behalf.
Controller, Reisman Group, 1973 – 1976
Family-owned entities engaged in industrial and commercial real estate development.
Special Advisor, Minister of Finance (Canada), 1971 - 1972
Advised the Minister with respect to: "The Financing of Business Activity in Canada", "Guaranteed Loan Legislation” and the "Re-organization of the Industrial Development Bank".
Vice-President, Finance, Comac Communications, 1970-1971
Magazine Publishing
From 1960 to 1970, Jim Catty was in the Investment Business.
Positions with NYSE and TSX members and listed firms included:
•	Director of Research, Mead & Company Limited, Toronto
•	Secretary-Treasurer (CFO) & Director, International Bond & Equity, a quoted venture capital company, and President of its Investment Counsel affiliate, Security Analysis Limited, Toronto
•	Director of Corporate Underwriting, Midland-Osler Securities, Toronto (later Merrill Lynch Canada)
o	Valued and managed financings for Trans Canada Pipelines, Inter City Gas (now Enbridge) and Greater Winnipeg Gas (now Enbridge)
•	Secretary-Treasurer, Watt & Watt Limited, Toronto
•	Security Analyst, Lehman Brothers, New York
•	Commodity Analyst, Bache & Company, Toronto and New York.

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

EDUCATION
Professional Designations
Chartered Accountant - Ontario 1960
Chartered Financial Analyst - US 1965
Chartered Business Valuator - Canada 1977
Certified Public Accountant - Illinois 1995
Certified Fraud Examiner - US 1995
University of Oxford
Bachelor of Arts 1957
Master of Arts 1961

ACHIEVEMENTS
Created methodologies and models for valuations acceptable to the SEC, Ontario Securities Commission, all Canadian Stock Exchanges, NASDAQ and the London Stock Exchange.

"2002 Instructor of Great Distinction" Award, National Association of Certified Valuation Analysts, Salt Lake City, Utah.

PROFESSIONAL ASSOCIATION MEMBERSHIPS
•	American Institute of Certified Public Accountants
•	Canadian Institute of Chartered Accountants
•	Canadian Institute of Chartered Business Valuators
•	Canadian Society of Technical Analysts
•	CFA Institute
•	Computer Law Association
•	International Association of Consultants, Valuators and Analysts
(Chairman 2006 – present)
•	Illinois CPA Society (Business Valuation Committee 1996-1998)
•	Institute of Chartered Accountants of Ontario
•	National Association of Certified Valuation Analysts
(Ideas & Technology Committee 2000 - present)
•	Society of Certified Fraud Examiners
•	Society of Competitive Intelligence Professionals
•	The Institute of Business Appraisers
•	Toronto CFA Society

PROFESSIONAL DEVELOPMENT PRESENTATIONS
American Management Association
"Valuation of Companies"
Financial Management Courses, Toronto, ON May 2001

"What Should One Pay for Growth?"
Financial Executives Forum, Toronto, ON May 2000
Business Valuation Resources
“Making Financial Projections”
Thought Leader Series – Uses and Abuses of Management ProjectionsAugust 2008
Lake Tahoe, Nevada
California CPA Education Foundation
"Valuation of Software and Internet Companies"
Los Angeles, CA, and San Jose CA September 1999
Canadian Bar Association
"The Impact of the Millennium Bug on Valuations"
Conference:  The Year 2000 Millennium Bug
Toronto and Ottawa October 1998

"The Impact of the Millennium Bug on Valuations"
Conference:  The Year 2000 Millennium Bug
Toronto, ON March 1998

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

Council for International Tax Education
"Valuing Intellectual Property and Online Business Activities"
Conference:  Emerging Issues in Online Entertainment & Interactive Gaming Operations
San Juan, Puerto Rico November 2002
Federated Press
“Purchase Price Allocation”
7th Annual M&A Valuation for CFO’s” Conference December 2008
Toronto, ON

"It’s Hard to Predict, Especially about the Future" May 2008
Conference: Advanced Valuation
Toronto ON

"Valuing Systems & Software" March 2005
Conference:  M&A Valuation for CFO's
Toronto, ON

"Borrowing Against Intangible Assets" March 2005
Conference:  3rd Annual Financing Corporate Growth
Toronto, ON

"Valuing Customers & Brands" February 2004
Conference:  Fifth Annual Valuations for CFO’s
Toronto, ON

"Purchase Price Allocation" September 2002
Conference:  M&A Valuations for CFO’s
Toronto, ON

"Business Combinations & Goodwill" April 2002
Conference:  Financial Reporting
Toronto, ON

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

"New Developments in Financial Reporting" April 2001
Conference:  Analysing Corporate Earnings
Toronto, ON

"Valuing Knowledge Assets" January 2001
Conference: Business Valuation for CFO’s
Toronto, ON

"The Economic Value Generated Approach" October 1999
Conference:  Valuation Summit
Toronto, ON
Illinois CPA Society
"Intangible Assets" May 1997
Seminar:  Building Wealth
Chicago, IL

"Valuations outside North America" May 1996
Business Valuation Symposium
Chicago, IL
Insight
"Successful IPO’s:  From Dream to Reality" Conference January 2000
Toronto, ON

"Impact of Convergence on Values" February 1996
Telecom, Cable & Broadcasting Summit
Toronto, ON
International Association Of Consultants Valuators and Analysts
“It’s Hard to Predict, Especially About the Future”
2008 International Conference
Las Vegas, Nevada

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

International Network of Accountants and Auditors
“Purchase Price Allocation”
2008 Annual Meeting November 2008
Istanbul, Turkey

“Valuing Intangible Assets” May 2007
2007 Annual Meeting
Bejing, China
Industrial Technology Research Institute
“Valuing Intangible Assets” October 2006
Taipei, Taiwan
NASDAQ International
"Increase in Value from a Public Market" December 1993
Conference:  Going Public on the NASDAQ Exchange
Toronto, ON and Montreal, PQ
National Association Of Certified Valuation Analysts
Career Development Institutes
"Valuation of Intellectual Property"
Fort Lauderdale, FL December 2005
Salt Lake City, U October 2005

"Update on the Sarbanes-Oxley Act and FASB
Statements 141, 142 and 144"
San Diego, CA December 2003
New Orleans, LA October 2003

"Business Valuations for SFAS 141, 142 and 144"
Phoenix, AZ October 2002
Toronto, ON August 2002

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

"Valuing Computer Software and Software Companies"
Las Vegas, NV December 2004
San Diego, CA December 2003
Phoenix AZ October 2002
New Orleans LA December 1999
Corpus Christi, November 1997

"Valuation of Distressed Companies"
San Diego, CA December 2003
National Conferences
"Business Combinations, Intangible Assets and Goodwill
Tenth Annual Business Valuation Conference
New York, NY May 2003

"The Impact of the Millennium Bug on Valuations"
'98 Annual Conference, Washington, DC May 1998
The Institute of Business Appraisers
"Increasing the Value of a Business"
National Conference, Orlando, FL February 1999

"Valuation of Technology Firms"
National Conference, San Antonio, TX February 1998

"Valuing Software Companies"
Annual Conference, San Antonio, TX January 1998
River City Group
"Valuing Internet Gaming Enterprises"
MVPC Interactive Gaming Summit & Expo May 2004
Toronto, ON
World Association of  Valuation Organisations
“Purchase Price Allocation”
3rd Annual Congress November 2008
Bucharest, Romania
PUBLISHED ARTICLES
Business Valuation
The Journal of Business Valuation
The Canadian Chartered Accountant
Regular Column in Shannon Pratt's Business Valuation Update

COMMUNITY ACTIVITIES
Member of the Board
Red Barn Theatre 1962 – 1963
Canadian Player 1963 – 1964
Theatre Toronto 1964 – 1965
Canadian Museum for Textiles 1987 – 1992
Residential Condominium 2001 – 2006, 2008-

CORPORATE VALUATION SERVICES LIMITED PAGE

GENTERRA INC. FORMAL VALUATION

CERTIFICATE
I, James P. Catty, certify that, to the best of my knowledge and belief:
▪	The statements of fact contained in this Formal Valuation are true and correct;
•
The reported analyses, opinions and conclusions are limited only by the indicated Assumptions, Restrictions and Qualifications, and are my personal, unbiased professional analyses, opinions and conclusions;

•
I have no direct or indirect, present or prospective interest in Genterra; I have no personal interest or bias with respect to the parties involved, received no instructions and was subject to no limitations imposed by any party;

•	Our compensation is not contingent on any action or event resulting from analyses, opinions or conclusions in, or the use of this Formal Valuation;
•	My analyses, opinions and conclusions were developed, and this Formal Valuation has been prepared in conformity with the Standards of the Canadian Institute of Chartered Business Valuators;
•	I have received no significant professional assistance in preparing this Formal Valuation.

Toronto, Canada
26 January 2009

CORPORATE VALUATION SERVICES LIMITED
Per

James P. Catty, MA, CA•CBV, CPA/ABV, CFA, CVA, CFE
President

CORPORATE VALUATION SERVICES LIMITED PAGE